Exhibit (h)(30)

BRIGADE CAPITAL MANAGEMENT, LP
399 Park Avenue, Suite 1600
New York, NY 10022

March 8, 2023

Lucas Foss, President
ALPS Series Trust
1290 Broadway, Suite 1000
Denver, CO 80203

Re:	ALPS Series Trust (the “Trust”) - Brigade High Income Fund (the “Fund”)

Dear Mr. Foss:

This letter (the “Agreement”) confirms the agreement of Brigade Capital Management, LP (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” (pursuant to the Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser) and “Co-Administration Fees” (pursuant to the Co-Administration Agreement between the Trust, on behalf of the Fund, and the Adviser) that it is entitled to receive from the Fund and to reimburse “Other Expenses” to the extent required below.

Brigade High Income Fund

With respect to the Founders Class of the Fund, the Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of 0.52% of the Fund’s average daily net assets for such class, during the term of this Agreement.

With respect to the Institutional Class of the Fund, the Adviser agrees to limit the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A) of the Fund (excluding Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to an annual rate of 0.75% of the Fund's average daily net assets for such class, during the term of this Agreement

To the extent there are excess Annual Fund Operating Expenses such that the paragraphs above need to be applied, the Adviser will reduce (i) first, Co-Administration Fees and (ii) second, Management Fees, each of which payable by the Fund, until such excess has been offset. To the extent there remains excess Annual Fund Operating Expenses after such offset (“Post-Offset Excess”), then the Adviser shall reimburse the Fund (or class, as applicable) by the amount of such Post-Offset Excess.

If applicable, the waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

General

The Trust shall reduce the Management Fees owed to the Adviser and/or invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable upon receipt. Invoices should be delivered via email to the Adviser at the email address the Adviser provides to the Trust.

Exhibit (h)(30)

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of March 8, 2023 and shall continue at least through March 7, 2024; and will thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and the Adviser does not provide at least 30 days written notice of non-continuance prior to the end of the then effective term. Except due to the Adviser’s notice of non-renewal, this Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

The Adviser will be permitted to recover with respect to a Fund, on a class-by-class basis, expenses it has borne through this Agreement (whether through reduction of its management fee or otherwise) only to the extent that the applicable Fund’s expenses in later periods do not exceed the lesser of (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees or expenses more than three years after the date on which the fee and expense was reduced, as calculated on a monthly basis.

Your signature below acknowledges acceptance of this letter agreement:

BRIGADE CAPITAL MANAGEMENT, LP

By:	Brigade Capital Management GP, LLC, its general partner

By:	/s/ Donald E. Morgan III
Name:	Donald E. Morgan III
Title:	Managing Member

ALPS SERIES TRUST

By:	/s/ Lucas Foss
Name:	Lucas Foss
Title:	President